UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 3) *
Sphere 3D Corp.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

84841L100
(CUSIP Number)

May 6, 2020
(Date of Event Which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 84841L100

1	NAMES OF REPORTING PERSONS

MF Ventures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
178,333 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
178,333 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
178,333 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Item 4.
(2) Based on a total of 4,597,405 Common Shares issued and outstanding as of May 6, 2020 per the Current Report on Form 8-K filed with the SEC on May 8, 2020.

CUSIP No 84841L100

1	NAMES OF REPORTING PERSONS

Victor B. MacFarlane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
178,333 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
178,333 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
178,333 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) See Item 4.
(2) Based on a total of 4,597,405 Common Shares issued and outstanding as of May 6, 2020 per the Current Report on Form 8-K filed with the SEC on May 8, 2020.

CUSIP No 84841L100

1	NAMES OF REPORTING PERSONS

Thaderine D. MacFarlane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
178,333 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
178,333 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
178,333 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) See Item 4.
(2) Based on a total of 4,597,405 Common Shares issued and outstanding as of May 6, 2020 per the Current Report on Form 8-K filed with the SEC on May 8, 2020.

Item 1(a).	Name of Issuer:

Sphere 3D Corp. (“Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

240 Matheson Blvd. East, Mississauga, Ontario, L4Z 1X1, Canada

Item 2(a).	Name of Persons Filing:

This Schedule 13G/A is being filed on behalf of (i) MF Ventures, LLC, (ii) Victor B. MacFarlane and (iii) Thaderine D. MacFarlane (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

201 Spear Street, Suite 1000, San Francisco, CA 94105

Item 2(c).	Citizenship:

(i) MF Ventures, LLC is a Delaware limited liability company
(ii) Victor B. MacFarlane is a United States citizen
(iii) Thaderine D. MacFarlane is a United States citizen

Item 2(d).	Title of Class of Securities:

Common Shares, without par value

Item 2(e).	CUSIP Number:

 84841L100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Not Applicable.

Item 4.	Ownership.

The information relating to the beneficial ownership of Common Shares by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.
As of the date of filing this Schedule 13G/A, the Reporting Persons are collectively deemed to beneficially own 178,333 Common Shares in the aggregate, which consists of: (i) 140,833 Common Shares issued to MF Ventures, LLC and (ii) 37,500 Common Shares issuable to MF Ventures, LLC under warrants. Victor B. MacFarlane and Thaderine D. MacFarlane control MF Ventures, LLC and have (i) the sole power to direct the vote of the Common Shares held directly by MF Ventures, LLC and (ii) the sole power direct the disposition of the Common Shares and warrants held by MF Ventures, LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be members of a group with respect to the Common Shares and warrants owned directly by MF Ventures, LLC.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     May 12, 2020

MF Ventures, LLC

By: /s/ Victor B. MacFarlane
Name: Victor B. MacFarlane
Title: Manager

Victor B. MacFarlane

/s/ Victor B. MacFarlane

Thaderine D. MacFarlane

/s/ Thaderine D. MacFarlane